

September 13, 2012

<u>Via Facsimile</u>
Prashant Ranade
Chief Executive Officer, President and Director
Syntel, Inc.
525 E. Big Beaver Road, Suite 300
Troy, MI 48083

> **Re: Syntel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 6, 2012**
> **File No. 000-22903**

Dear Mr. Ranade:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K – for Fiscal Year Ended December 31, 2011

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 39

1. We note that your Indian subsidiaries hold $284 million in cash, cash equivalents and short term investments. Please confirm and disclose in future filings whether these amounts are held in US dollars. Further, tell us what consideration you have given to providing additional quantitative analysis to help investors understand the magnitude of market risk (e.g., sensitivity analysis). Ensure that you clearly describe how the company is managing its exposure to market risk. We refer you to Item 305 of Regulation S-K.

Financial Statements

19. Fair Value Measurements, page F-31

2. We note that you have summarized your term deposits within a table at the end of this note. Tell us what consideration you gave to including the deposits that are short term investments within the first table that includes accounts recorded at fair value.

Form 10-Q- For the Quarterly Period ending June 30, 2012

Financial Statements

3. Tell us what consideration you gave to including a table within your footnotes that shows the changes in the balances of each component of accumulated comprehensive income as illustrated in ASC 220-10-55-15.

6. Derivative Instruments and Hedging Activities, page 9

4. We note that the Form 10-Q for the six months ending June 30, 2012 that you recorded forward contract losses of $3.48 million pertaining to intercompany related contracts as other comprehensive income(loss). Tell us how you determined that disclosure related to cash flow hedges pursuant to ASC 815-10-50 are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via Facsimile
D. Richard McDonald, Esq.
Dykema
(248) 203-0763